EXHIBIT 99.1

TransAlta Corporation Announces Results of the 2025 Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, Alberta, April 24, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its Annual and Special Meeting of Shareholders (“the Meeting”) on April 24, 2025. The total number of common shares represented by shareholders at the Meeting and by proxy was 188,962,557, representing 63.43 per cent of the Company’s outstanding common shares.

The following resolutions were considered by shareholders:

Election of Directors

The eleven director nominees proposed by management were elected.  The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
Brian Baker	185,156,967	99.63%	680,871	0.37%
John P. Dielwart	184,711,189	99.39%	1,126,649	0.61%
Alan J. Fohrer	183,827,004	98.92%	2,010,834	1.08%
Laura W. Folse	183,557,637	98.77%	2,280,201	1.23%
John H. Kousinioris	184,917,419	99.50%	920,419	0.50%
Candace J. MacGibbon	185,275,486	99.70%	562,352	0.30%
Thomas M. O’Flynn	169,353,529	91.13%	16,484,309	8.87%
Bryan D. Pinney	184,445,303	99.25%	1,392,535	0.75%
James Reid	185,232,712	99.67%	605,126	0.33%
Manjit K. Sharma	185,215,308	99.67%	622,530	0.33%
Sandra R. Sharman	183,128,129	98.54%	2,709,709	1.46%

Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2025 was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Abstained	Per cent
182,794,376	96.74%	6,167,467	3.26%

Advisory Vote on Executive Compensation (also known as “say-on-pay”)

The non-binding advisory vote on the Company's approach to executive compensation or say-on-pay was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
183,790,462	98.90%	2,047,376	1.10%

Approval of the Company’s Amended and Restated Shareholder Rights Plan

The resolution approving the continuation of the Company’s Amended and Restated Shareholder Rights Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
181,082,371	97.44%	4,754,201	2.56%

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com